Filed Pursuant to Rule 424B5
                                            Registration Statement No. 333-53495

PROSPECTUS


                           INDUSTRIAL HOLDINGS, INC.

                               2,304,028 Shares

      The 2,304,028 shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of Industrial Holdings, Inc. (the "Company") offered hereby, are shares of Common Stock which are presently outstanding. This Prospectus relates only to the resale of the Shares. See "The Offering," "Selling Shareholders" and "Plan of Distribution." The Company will not receive any proceeds from the resale of the shares of Common Stock offered hereby.

      The Company's Common Stock trades are quoted on the National Market tier of the Nasdaq Stock Market ("Nasdaq") under the symbol "IHII." On November 17, 1998, the last reported closing sale price of the Common Stock was $10.13 per share.

      The Shares may be offered and sold from time to time by the selling shareholders named herein, or by certain pledgees, donees, transferees and other successors in interest through underwriters, dealers or agents or directly to one or more purchasers in fixed-price offerings or negotiated transactions and either at market prices prevailing at the time of sale or at prices related to such market prices. The terms of the offering and sale of the Shares with respect to which this Prospectus is being delivered, including any public offering price, any discounts, commissions or concessions allowed, reallowed or paid to underwriters, dealers or agents, the purchase price of the Shares, the proceeds to the selling shareholders and any other material terms shall be as set forth in the applicable Prospectus Supplement. See "Plan of Distribution" for information regarding possible indemnification arrangements for underwriters, dealers and agents.

      SEE "RISK FACTORS" ON PAGES THREE THROUGH FIVE FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY INVESTORS.

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
              OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                     ANY REPRESENTATION TO THE CONTRARY
                           IS A CRIMINAL OFFENSE.


               The date of this Prospectus is December 14, 1998.

                             AVAILABLE INFORMATION


      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. Copies of such material may also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, or on the Commission's site on the world wide web at www.sec.gov. Such materials may also be inspected at the offices of Nasdaq, 1735 K Street, N.W. Washington, D.C., 20006-1506, on which the Common Stock is listed.

      The Company has filed with the Commission a Registration Statement on Form S-3 (including any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements made in this Prospectus regarding the contents of any contract or document filed as an exhibit to the Registration Statement are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document so filed. Each such statement is qualified in its entirety by such reference.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents are hereby incorporated by reference in this
Prospectus:

      (1) The Company's Registration Statement on Form S-1 that contains the initial description of Common Stock;

      (2) the Company's Annual Report on Form 10-K for the year ended December 31, 1997; except for Part II, Item 6, Selected Financial Data; Part II, Item 7, Management's Discussion and Analyses of Financial Condition and Results of Operations; and Part II, Item 8, Financial Statements and Supplementary Data which have been restated after giving retroactive effect to various poolings-of-interest and including in the Company's Current Report on Form 8-K, dated November 18, 1998;

      (3) the Company's Proxy Statement dated May 1, 1998 regarding its Annual Stockholder's Meeting to be held on June 10, 1998;

      (4) the Company's Quarterly Reports on Form 10-Q for the three months ended March 31, 1998, June 30, 1998 and September 30, 1998.

      (5) the Company's Current Report on Form 8-K dated January 19, 1998 and as amended;

      (6) the Company's Current Report on Form 8-K dated February 9, 1998 and as amended;

      (7)   the Company's Current Report on Form 8-K dated March 30, 1998;

      (8)   the Company's Current Report on Form 8-K dated March 31, 1998;

      (9) the Company's Current Report on Form 8-K dated April 3, 1998 and as amended;

      (10) the Company's Current Report on Form 8-K dated June 30, 1998 and as amended;

      (11) the Company's Current Report on Form 8-K dated July 1, 1998 and as amended;

      (12)  the Company's Current Report on Form 8-K dated August 14, 1998;

      (13) the Company's Current Report on Form 8-K dated August 17, 1998 and as amended; and

      (14) the Company's Current Report on Form 8-K dated November 18,1998.

      All documents filed by the Company pursuant to Sections 13(a), 13(c) and 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering covered hereby will be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference modifies or replaces such statement.

      The Company will provide, without charge and on oral or written request, to each person to whom this Prospectus is delivered, a copy of any or all of the documents incorporated by reference in this Prospectus other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. In addition, a copy of the Company's most recent annual report to shareholders will be promptly furnished, without charge and on oral or written request, to such persons. All such requests should be directed to Industrial Holdings, Inc., 7135 Ardmore, Houston, Texas 77054, Attention: Deborah Bonefas, telephone number (713) 747-1025.

                                 RISK FACTORS

      THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE MATERIAL RISKS. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE MAKING AN INVESTMENT IN THE SHARES OF COMMON STOCK.

      LIMITED CAPITAL; RISKS RELATED TO BUSINESS STRATEGY AND ACQUISITIONS. The Company's ability to effect its business plan depends on its ability to raise funds to consummate acquisitions and provide necessary working capital. The Company's future growth through acquisitions will require substantial capital expenditures. While the Company evaluates business opportunities on a regular basis, there can be no assurance that the Company will be successful in identifying any additional acquisitions or will have sufficient financial resources with which to make additional acquisitions. In the event that the Company is unable to obtain cash in order to effect additional acquisitions, the Company may issue additional shares, and further dilution to shareholders may result. As the Company effects acquisitions and expands its operations, it will be subject to all of the risks inherent in an expanding business, including integrating financial reporting, establishing satisfactory budgetary and other financial controls, funding increased capital needs and overhead expenses, obtaining management personnel required for expanded operations, and funding cash flow shortages that may occur if anticipated sales and revenues are not realized or are delayed, whether by general economic or market conditions.

      At September 30, 1998, the Company had working capital of $24,754,679, long-term debt of $45,775,754, shareholders' equity of $64,827,167 and availability under its line of credit agreement of $9,174,834 under its credit facilities with Comerica Bank - Texas. The Company anticipates that its operating cash needs for fiscal 1998 can be met with cash generated from operations, borrowings under its credit facilities with Comerica Bank-Texas and private placements of equity and debt securities. Any future acquisition of companies in connection with the Company's acquisition strategy will require additional financing, which likely would include a combination of debt and equity financing. There can be no assurance that the Company will be able to obtain such financing on terms acceptable to it, if at all.

      COMPETITION. The industries in which the Company and its subsidiaries operate are highly competitive. Many of these competitors have greater financial and other resources than the Company. Competitive factors for the Company's subsidiaries include price sensitivity and customer service. The industries in which the Company's subsidiaries operate are highly fragmented and dominated by privately-owned businesses. Management's marketing strategy is to institute centralized inventory controls, reduce personnel costs and achieve greater buying power through expansion. Management believes that these strategies will allow the Company and its subsidiaries to be more competitive. However, there can be no assurance that the Company will be able to successfully compete against presently known or future competitors.

      FOREIGN SUPPLIERS. Certain of the Company's subsidiaries purchase products from United States manufacturing companies operating abroad and from foreign manufacturers. Accordingly, the Company is subject to the risks of doing business abroad, including fluctuations in currency exchange rates, changes in import duties or quotas, transportation costs, labor disputes and strikes. The occurrence of any one or more of the foregoing events could materially adversely affect the Company's product supply. All payables are settled in U.S. dollars.

      GOVERNMENTAL REGULATION. The Company's business is affected by governmental regulations relating to its industry segments in general, as well as environmental and safety regulations that have specific application to the Company's business. While the Company is not aware of any proposed or pending legislation, there can be no assurance that future legislation will not have an adverse effect on the Company's business or competitive position. The Company believes that it disposes of environmentally sensitive materials in accordance with present rules and regulations. In the event the Company is required to adopt additional environmental measures, the cost may be substantial.

      DEPENDENCE ON KEY PERSONNEL. The success of the Company is dependent on, among other things, the services of Robert E. Cone, President and Chief Executive Officer and Thomas C. Landreth, President - Fastener Manufacturing and Sales Division. The Company has entered into employment agreements with Messrs. Cone and Landreth. The loss of the services of any of these officers, for any reason, may have a material adverse effect on the business and prospects of the Company.

      VOTING CONTROL BY CERTAIN SHAREHOLDERS. Directors and officers of the Company own or exercise voting control of approximately 18% of the Company's outstanding shares and are therefore able to elect a majority of the Company's Board of Directors and to control the business and affairs of the Company.

      LACK OF CONTRACTUAL SUPPLY AGREEMENTS. The Company's subsidiaries purchase products from various sources of supply. The Company does not maintain firm contractual agreements with any of its suppliers with respect to the product purchases. Instead, the Company purchases its products from suppliers on the most favorable terms that can be negotiated. Since product purchases are negotiated on a continuing basis, the Company's reserve stream may not be as secure as if they were negotiated pursuant to a long-term contract. The Company's inability to obtain sufficient product from its suppliers would have a material adverse effect on its business and operations.

      DIVIDENDS NOT LIKELY. The Company has never paid cash dividends on its Common Stock and does not anticipate paying cash dividends for the foreseeable future. It is anticipated that any earnings that may be generated from the Company's operations will be used to finance the Company's growth. Certain of the Company's outstanding debt instruments currently prohibit the Company from paying dividends. See "Dividend Policy."

      ANTI-TAKEOVER EFFECT. The provisions of the Amended and Restated Articles of Incorporation ("Amended Articles") may be deemed to have an anti-takeover effect or may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in such shareholder's best interest, including those attempts that might result in a premium over the market price for the shares held by a shareholder. Pursuant to the Amended Articles, the Board of Directors may, by resolution, establish one or more series of preferred stock, having such number of shares, designation, relative voting rights, dividend rates, liquidation or other rights, preferences and limitations as may be fixed by the Board of Directors without any further shareholder approval. Such rights, preferences, privileges and limitations as may be established could have the effect of impeding or discouraging the acquisition of control of the Company.

      LIMITATION OF DIRECTOR LIABILITY. Texas law authorizes a Texas corporation to eliminate or limit the personal liability of a director to the Company and its shareholders for monetary damages for breach of certain fiduciary duties as a director. The Company believes that such a provision is beneficial in attracting and retaining qualified directors, and accordingly, its Amended Articles include a provision eliminating a director's liability for monetary damages for any breach of fiduciary duty as a director, except in certain specified instances. The foregoing provision of the Amended Articles may reduce the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breaches of their fiduciary duties, even though such an action, if successful, might otherwise have benefitted the Company and its shareholders.

      FORWARD LOOKING STATEMENTS. This registration statement includes "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21B of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this registration statement are forward looking statements. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can given no assurance that such expectations reflected in such forward looking statements will prove to have been correct. The ability to achieve the Company's expectations is contingent upon a number of factors which include demand for the Company's products, need for additional capital for newly acquired companies and the Company's ability to complete new acquisitions.

                                  THE COMPANY

      Industrial Holdings, Inc. (including its subsidiaries, the "Company") was incorporated in August 1989. The Company's principal executive offices are located at 7135 Ardmore, Houston, Texas 77054, and its telephone number is (713) 747-1025.

      Industrial Holdings, Inc., operates four segments (i) Fastener Manufacturing and Sales comprised of Landreth Engineering Company ("Landreth"), American Rivet Company, Inc. ("American"), Connecticut Rivet ("CRivet"), WHIR Acquisition, Inc. ("Ameritech"), Philform, Inc. ("Philform") and Ideal Products, Inc. ("Ideal") which manufacture industrial metal fasteners and other related products for sale primarily to manufacturers in the home furnishings and automotive industries, LSS-Lone Star-Houston, Inc. ("Lone Star"), WALKER BOLT Manufacturing Co. ("WALKER"), A&B Bolt and Supply, Inc. ("A&B") and GHX, Incorporated ("GHX") which manufacture and distribute industrial metal fasteners and fabricate and distribute gaskets, hose, valves, fittings and other products primarily to the petrochemical and chemical refining and energy industries; (ii) Valve and Supplies Sales which includes Pipeline Valve Specialty, Inc. ("PVS"), Manifold Valve Services, Inc. ("MVS"), Rogers Equipment ("Rogers"), Industrial Municipal Supply ("IMSCO"), Moores Pump and Supply, Inc. ("Moores") and United Wellhead Services, Inc. ("UWS") which remanufacture and sell pipeline valves, high pressure valves and industrial valves and distribute other products primarily to the petrochemical, chemical and petroleum refining industries, the pipeline transportation and storage industries and energy industries; (iii)Vessel and Components Manufacturing and Sales comprised of Beaird Industries, Inc. ("Beaird") which manufactures large and heavy pressure vessels and storage tanks for the petrochemical refining industry and (iv)Machine Sales and Service comprised of The Rex Group ("REX") which sells new and used machine tools and provides and international export crating services.

STRATEGY
            The Company's business strategy is to:

      o Identify and pursue acquisitions within the business segments in which the Company currently operates as well as in related markets;

      o Continue to diversify each segment's customer bases and geographical markets; and

      o     Expand into international markets and increase export sales.


      Since its inception, the Company has expanded its business through acquisition. The Company's acquisitions since its formation are listed below:

                                         Year
 NAME            LOCATION              ACQUIRED     DESCRIPTION
 ----            --------              --------     -----------
IMSCO          Baytown, Texas            1989    pipe, valves and fittings
                                                  distribution
PVS            Houston, Texas            1992    valve remanufacturing
Landreth       Houston, Texas            1992    rivet manufacturing
REX            Houston, Texas            1993    machine tool distribution
CRivet         Waterbury, Connecticut    1995    rivet manufacturing
American       Chicago, Illinois         1996    rivet manufacturing
Lone Star      Houston, Texas            1997    fastener  manufacturing
MVS            Jennings, Louisiana       1997    valve remanufacturing
Rogers         Houston, Texas            1997    blowout preventer repair
WALKER         Houston, Texas            1997    fastener manufacturing
Philform       Jackson, Michigan         1998    limited partnership interest in
                                                  fastening
                                                 systems manufacturing
Ameritech      Houston, Texas            1998    fastener manufacturing
GHX            Houston, Texas            1998    fabrication and distribution of
                                                  industrial gaskets and hose
Moores         Lafayette, Louisiana      1998    pump repair and distribution

Beaird         Shreveport, Louisiana     1998    vessel manufacturing
UWS            Corpus Christi, Texas     1998    wellhead equipment repair and
                                                  distribution
Ideal          Beacon Falls, Connecticut 1998    wiredrawn products, electrical
                                                 components, drapery hardware
A & B          Lafayette, Louisiana      1998    pipe, valves and fittings
                                                  distribution

The Company has financed these acquisitions with cash provided by operations, borrowings under its credit agreements and public and private financings. The Company anticipates that future acquisitions, if any, will be similarly financed.

RECENT DEVELOPMENTS

      In January 1998, the Company completed an offer (the "Offer") to the holders of its issued and outstanding Class B Warrants to exchange each Class B Warrant and $10.00 cash for one share of the Company's Common Stock, one Class C Warrant and one Class D Warrant. The holders of 1,101,689 Class B Warrants tendered their Class B Warrants and purchased 1,101,689 shares of Common Stock and were issued 1,101,689 Class C Warrants and 1,101,689 Class D Warrants. The Company received net proceeds of $10,825,000 after deducting approximately $210,000 of expenses incurred in connection with the Offer.

      In February 1998, the Company acquired all the capital stock of Philform, Inc. ("Philform") and certain leased operating assets for 419,773 shares of the Company's common stock valued at $4,520,000. Simultaneously, Philform contributed the Equipment and Philform's activities to OF Acquisition L.P., a limited partnership (the "Partnership"), in exchange for a 49% limited partnership interest. Philform's 1997 revenues were $13.4 million. After the acquisition, the business and operations previously conducted by Philform are conducted by the Partnership.

      In March 1998, the Company acquired all of the outstanding capital stock of WHIR Acquisition, Inc., doing business as Ameritech Fastener Manufacturing, Inc. ("Ameritech"), in exchange for 124,000 shares of the Company's common stock, upon merger of a wholly owned subsidiary of the Company with and into Ameritech, with Ameritech being the surviving corporation (the "Ameritech Merger"). As a result, Ameritech became a wholly owned subsidiary of the Company. Ameritech, located in Houston, Texas, manufactures fasteners for sale to the aerospace, automotive, petroleum and petrochemical industries. Ameritech's 1997 revenues were $1.7 million.

      In March 1998, the Company acquired all of the outstanding common stock of GHX, Incorporated ("GHX"), in exchange for 693,879 shares of the Company's common stock, upon merger of a wholly owned subsidiary of the Company with and into GHX, with GHX being the surviving corporation (the "GHX Merger"). As a result, GHX became a wholly owned subsidiary of the Company. GHX, located in Houston, Texas, fabricates and distributes industrial gaskets and molded rubber products and distributes industrial packing, hose, fittings and high temperature textiles to customers in the petrochemical industries.

      In April 1998, the Company acquired all of the outstanding capital stock of Moores Pump and Supply, Inc. ("Moores"), in exchange for 1,600,000 shares of the Company's common stock, upon merger of a wholly owned subsidiary of the Company with and into Moores, with Moores being the surviving corporation (the "Moores Merger"). As a result, Moores became a wholly owned subsidiary of the Company. Moores, located in Lafayette, Louisiana, is a supplier and servicer of pumps and packers to the energy industry, as well as provides fabrication, repair and machine shop services to its customers.

      In July 1998, the Company acquired all the outstanding capital stock of Beaird from its sole shareholder, Trinity Industries, Inc. ("Trinity"). Beaird manufactures large and heavy pressure vessels and storage tanks for the hydrocarbon and petrochemical processing industry, digesters and associated vessels for the pulp and paper industry, as well as evaporators, heat recovery emission control products and a variety of silencers. Beaird's revenues for its March 31, 1998 fiscal year were approximately $59 million. The purchase price for Beaird was $28 million cash and a $5.3 million debenture convertible (the "Debenture") to Common Stock at $12.75 per share and payable to Trinity (the "Convertible Debenture").

      In July 1998, the Company acquired all the outstanding capital stock of UWS, in exchange for 1,247,158 shares of the Company's common stock, upon merger of a wholly owned subsidiary of the Company with and into UWS, with UWS being the surviving corporation (the "UWS Merger"). As a result, UWS became a wholly owned subsidiary of the Company. UWS, headquartered in Corpus Christi, Texas, manufactures, reconditions, distributes, installs, provides maintenance for, and sells oilfield equipment, valves, drilling spools and manifolds. The Company obtains such equipment and components by acquiring and reconditioning used items, by manufacturing items at its facilities or by acquiring new products directly from manufacturers. UWS also reconditions, for a fee, out-of-service equipment for various oilfield concerns and performs onsite installations and repairs. UWS 1997 revenues were $11.2 million.

      In August 1998, the Company acquired the assets of Kirsch Hardware and Components Business (the "Business") from Kirsch Inc. which will be operated by the Company under the name Ideal Products ("Ideal"). The Ideal manufacturing facility, located in Beacon Falls, Connecticut, manufactures drapery hardware components, wire drawn products such as common pins and safety pins, and electrical components (including retention clips, fuse holders, contacts and switch components) for use in distribution panels, wiring devices, fuses, circuit breakers and switches. Ideal's 1997 revenues were approximately $15 million. The purchase price was $10.3 million cash (subject to certain post closing purchase price adjustments) and was financed by a $7.5 million term note and an increase in the Company's revolving credit facility.

      In August 1998, the Company acquired the stock of A&B Bolt and Supply, Inc. ("A&B"). A&B distributes fastener related products, pipe, valves, fittings and other supplies to companies in the oil and gas and industrial fabrication industries along the gulf coast of Louisiana. A&B operates out of locations in Lafayette, Houma and Harvey, Louisiana. A&B's revenues were approximately $37 million for the year ended December 31, 1997. The purchase price was $10 million cash and 808,081 shares of the Company's common stock. The cash portion of the purchase price was financed through an increase in the Company's revolving credit facility.

                                 THE OFFERING

      The 2,304,028 shares offered hereby are presently outstanding shares of Common Stock which were issued in connection with the following acquisitions:


                         ACQUISITION           SHARES
                         Philform             419,773
                         GHX                  284,345
                         Moores             1,000,000
                         Ameritech             60,760
                         UWS                  374,150
                         A&B                  165,000


                                USE OF PROCEEDS

      The Company will not receive any proceeds from the sale of the Shares that may be resold from time to time by the selling shareholders.

                             SELLING SHAREHOLDERS

      The selling shareholders listed below (the "Selling Shareholders") may resell, from time to time, all or a portion of the Shares offered hereby. The following table sets forth the beneficial ownership of the Company's securities by each of the Selling Shareholders:

                                    SHARES OWNED   SHARES   SHARES OWNED  PERCENTAGE
                                      PRIOR TO     OFFERED   AFTER THE      OWNED
NAME OF SELLING SHAREHOLDER           OFFERING     HEREBY     OFFERING   AFTER OFFERING
---------------------------           --------     ------     --------   --------------
Ivan Ahuero(1)                            219,124   110,000      109,124      *
Dan Ahuero(1)                             219,124   110,000      109,124      *
Ben Andrews(1)                            206,941    40,000      166,941     1.2%
Alan P. Bernard(2)                        607,078   307,078      300,000      *
Gary W. Boening(3)                         22,538     6,761       15,777      *


                                      10

Terry L. Boening(3)                         7,512     2,254        5,258      *
John H. Briscoe(3)                         15,026     4,508       10,518      *
Alice L. Carlin(2)                         87,511    87,511            0(7)   *
Donald P. Carlin(2)                       607,078   307,078      300,000     2.3%
Brandon Dawes(6)                          266,667    55,000      211,667     1.6%
David Scott Dawes(6)                      266,667    55,000      211,667     1.6%
Jimmy Dawes(6)                            274,747    55,000      219,747     1.6%
Diamente Investments, L.P.(3)             224,659    67,398      157,261     1.2%
Alvin H. Dueitt(3)                        304,068    91,220      212,848     1.6%
William Max Duncan(3)                      85,795    25,739       60,056      *
J. Richard Espinosa(3)                     30,081     9,025       21,056      *
Bob Gardner(1)                             24,345    24,345            0(7)   *
Eugene Grummer(3)                          30,052     9,016       21,036      *
Joseph Guillory(2)                         67,613    67,613            0(7)   *
Hi-Tech Compressor Co., L.C.(3)             3,556     1,067        2,489      *
Daniel K. Hunt(4)                          24,800    12,152       12,648      *
Gene W. Hunt(4)                            37,200    18,228       18,972      *
Eric Introligator(4)                       20,667    10,127       10,540      *
Phil Miller(5)                            128,541   128,541            0(7)   *
John D. Moores(2)                         163,107   163,107            0(7)    *
Thomas R. Pipes(3)                          3,556     1,067        2,489      *
Michael Powell(5)                          34,151    34,151            0(7)   *
Calvin Remmert(4)                          20,667    10,127       10,540      *
Wallace O. Sellers(3)                     178,701    53,610      125,091     1.0%
Philip W. Shaltz(5)                       128,540   128,540            0(7)   *
Michael Shirkey(5)                        128,541   128,541            0(7)   *
Scott Sparkman(3)                          15,026     4,508       10,518      *
Stephen J. Smith(2)                        67,613    67,613            0(7)   *
Martin Tomlin(3)                          300,513    90,154      210,359     1.6%
Earl R. Wait(3)                            26,075     7,823       18,252      *
Ralph Walker(4)                            20,666    10,126       10,540      *
-----------------

*     Less than 1%


(1) These Shares were issued in connection with the GHX Merger.

(2) These Shares were issued in connection with the Moores Merger.

(3) These Shares were issued in connection with the UWS Merger.

(4) These Shares were issued in connection with the Ameritech Merger.

(5) These Shares were issued in connection with the acquisition of the capital stock of Philform and certain leased operating equipment.

(6) These shares were issued in connection with the acquisition of the capital stock of A&B.

(7) After the sale of the shares contemplated by this offering and assuming that the Sellers own no other shares, of which the Company has no knowledge, the percent of class owned after the offering is 0%.

                             PLAN OF DISTRIBUTION

      The Selling Shareholders may offer the Shares subject to this Prospectus for resale from time to time in one or more offerings through underwriters, dealers or agents or directly to one or more purchasers in fixed-price offerings or in negotiated transactions and at either current market prices or at prices related to such market price. Resales by the purchasers of such shares may be made in the same manner.

      The Selling Shareholders have represented to the Company that they have no current arrangements with any broker-dealer and that they will comply with Regulation M under the Exchange Act. If underwriters are used in any offering of the Shares, such underwriters will be named in the applicable Prospectus Supplement. Only underwriters named in a Prospectus Supplement will be deemed to be underwriters in connection with the Shares. Firms not so named will have no direct or indirect participation in the underwriting of the Shares, although such a firm may participate in the distribution of such shares under circumstances entitling it to a dealer's commission. Unless otherwise set forth in the Prospectus Supplement relating to such offering, any underwriting agreement pertaining to any offering of the Shares will (i) entitle the underwriters to indemnification by the Company and the Selling Shareholders against certain civil liabilities under the Securities Act, (ii) provide that the obligations of the underwriters will be subject to certain conditions precedent, and (iii) provide that the underwriters will be obligated to purchase the Shares so offered if any such shares are purchased. If underwriters are used in any offering of Shares, the names of such underwriters, the anticipated date of delivery and other material terms of the transaction will be set forth in the Prospectus Supplement relating to such offering.

      The Company has been advised that the distribution of the Shares by the Selling Shareholders, or by pledgees, donees, transferees or other successors-in-interest of the Selling Shareholders, may be effected from time to time in one or more transactions (which may involve block transactions) on Nasdaq (if the Common Stock continues to be listed on Nasdaq) or in the over-the-counter market, in negotiated transactions or in a combination of such methods of sale, at fixed prices, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares directly to purchasers or to or through broker-dealers acting as principals or agents. Such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders or the purchasers of the Shares from whom broker-dealers may act as agent or to whom they may sell as principal or both (which compensation, as to a particular broker-dealer, may be less than or in excess of customary commissions). Other methods by which the Shares may be sold include, without limitation: (i) transactions which involve cross or block trades or any other transaction permitted by the Nasdaq or other trading markets, (ii) "at the market" to or through market makers or into an existing market for the Common Stock, (iii) in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales to purchasers or sales effected through agents, (iv) through transactions in options or swaps or other derivatives (whether exchange-listed or otherwise), (v) through short sales, or
(vi) any combination of any such methods or sale. The Selling Stockholders may also enter into option or other transactions with broker-dealers which require the delivery to such broker dealers of the Common Stock offered hereby, in addition, the Shares covered by this Prospectus that subsequently qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

      The Selling Shareholders and any broker-dealers or agents who participate in a sale of the Shares may be deemed to be underwriters within the meaning of such term under the Securities Act, and any commissions received by them, as well as any proceeds from any sales as principal by them, may be deemed to be underwriting discounts and commissions under the Securities Act. Such broker-dealers or agents may, under agreements with the Selling Shareholders, be entitled to indemnification by the Company and the Selling Shareholders against certain civil liabilities under the Securities Act. Certain purchasers to whom the Selling Shareholders may sell shares in negotiated transactions may be deemed to be underwriters with respect to any resale by them of shares so acquired.

      Underwriters, dealers and agents may engage in transactions with or perform services for the Company in the ordinary course of business.


                                 LEGAL MATTERS

      The legality of the securities offered hereby will be passed on for the Company by Porter & Hedges, L.L.P., Houston, Texas.

      NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.


                             --------------------

                               TABLE OF CONTENTS
                                                                           PAGE

Available Information.........                                              2
Incorporation of Certain
  Documents by Reference......                                              2
Risk Factors..................                                              3
The Company...................                                              6
Recent Developments...........                                              7
The Offering..................                                              9
Use of Proceeds...............                                             10
Selling Shareholders..........                                             10
Plan of Distribution..........                                             12
Legal Matters.................                                             13


                              --------------------

                            Industrial Holdings, Inc.
                               2,304,028 Shares of
                                  Common Stock




                              ---------------------

                               P R O S P E C T U S

                              ---------------------



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                                December 14, 1998